POLYGENETICS INTERNATIONAL INC.

15143 Kennedy Road,

Los Gatos, CA 95032

August 1, 2008

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:  Application for Withdrawal of Polygenetics International Inc.’s Registration Statement on Form SB-2 (File No. 333-141018)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form SB-2 (File No. 333-141018) filed by Polygenetics International Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on March 2, 2007, and all exhibits filed thereto (the “Registration Statement”).  The Registration Statement was filed to offer and sell up to 500,000 common shares of the Registrant to raise up to $2,000,000 to fund the Registrant’s operations.  The Registrant has elected to abandon the offering.

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement and declares the withdrawal effective as soon as possible.  There was no circulation of a preliminary prospectus, the Registration Statement was not declared effective by the Commission and no securities were distributed, issued or sold pursuant to the Registration Statement.

Sincerely,

/s/ Jacqueline Danforth

Jacqueline Danforth

Director

cc:

W.S. Lawler

Board of Directors

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